

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Richard F. Lark, Jr.
Chief Financial Officer
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N, Portaria 3
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

> **Re: Gol Intelligent Airlines Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 29, 2021**
> **File No. 001-32221**

Dear Mr. Lark, Jr. :

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation